Exhibit 4.3

AMENDMENT NO. 2 TO STOCKHOLDER RIGHTS AGREEMENT

This Amendment No. 2 to Stockholder Rights Agreement (this “Amendment”) is made and entered into as of February 13, 2025, by and between Veradigm Inc., a Delaware corporation (the “Company”), and Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company, as rights agent (the “Rights Agent”), and amends that certain Stockholder Rights Agreement, dated as of February 26, 2024 (as amended as of May 10, 2024, the “Rights Agreement”), by and between the Company and the Rights Agent. All capitalized terms used but not defined herein shall have the meanings given to such terms in the Rights Agreement.

WHEREAS, the Board has determined it is in the best interests of the Company and its stockholders to amend the Rights Agreement as set forth herein;

WHEREAS, subject to certain limited exceptions, Section 27 of the Rights Agreement provides that the Company may, in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, amend any provision of the Rights Agreement in any respect without the approval of any holders of the Rights;

WHEREAS, this Amendment is permitted by Section 27 of the Rights Agreement; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company hereby directs that the Rights Agreement shall be amended as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing premises and mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Rights Agent hereby agree as follows:

Section 1. Amendment to Section 1. The definition of “Passive Investor” set forth in Section 1 of the Rights Agreement is hereby amended and restated in its entirety as follows:

“Passive Investor” shall mean a Person which (i) is the Beneficial Owner of shares of Common Stock and (ii) is entitled to file, and files, a statement on Schedule 13G pursuant to Rule 13d-1(b) or Rule 13d-1(c) of the Exchange Act Regulations with respect to such shares of Common Stock but only so long as (A) such Person is eligible to report such Person’s Beneficial Ownership of shares of Common Stock on Schedule 13G under the Exchange Act and (B) such Person does not hold shares of Common Stock on behalf of any other Person who is not (or if such other Person Beneficially Owned at least 5% (five percent) of the shares of Common Stock then outstanding, would not be) entitled to report Beneficial Ownership of shares of Common Stock on a statement on Schedule 13G pursuant to Rule 13d-1(b) or Rule 13d-1(c) of the Exchange Act Regulations. For the avoidance of doubt, a Person ceases to be a Passive Investor at the time such Person is no longer entitled to file a statement on Schedule 13G with respect to the shares of Common Stock Beneficially Owned by such Person regardless of the deadline for the filing of a statement on Schedule 13D with respect to such shares. Notwithstanding the foregoing, if a Person fails to satisfy the requirements set forth in clause (A) and (B) of this paragraph solely because such Person (or the Person on behalf of whom such Person holds shares of Common Stock), in response to any request of any director or officer of the Company (or any designee of any such director or officer), communicates or plans to communicate privately with any such director, officer or designee, regarding Board composition or other matters, such Person shall continue to be deemed to be a Passive Investor for purposes of this Agreement (x) so long as such Person explicitly states in a Schedule 13D and each amendment thereto that such Person is filing on Schedule 13D solely because such Person believes such Person is no longer eligible to file a statement on Schedule 13G pursuant to Rule 13d-1(b) or Rule 13d-1(c) of the Exchange Act Regulations due to such Person’s (or the Person on behalf of whom such Person holds shares of Common Stock) having communicated or planning to communicate with any director or officer of the Company (or any designee of any such director or officer) as permitted by this sentence and (y) only if such communication does not include any nomination or threat to nominate any individual for election to the Board.

Section 2. Effective Date; Effect. This Amendment is effective as of the date first set forth above. Except as modified hereby, the Rights Agreement is reaffirmed in all respects, and all references therein to “the Agreement” shall mean the Rights Agreement, as modified hereby.

Section 3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 4. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any such excluded term, provision, covenant or restriction shall affect the rights, immunities, duties or obligations of the Rights Agent in an adverse manner, then the Rights Agent shall be entitled to resign immediately upon written notice to the Company.

Section 5. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other customary means of electronic transmission (e.g., “pdf”) shall be as effective as delivery of a manually executed counterpart hereof.

Section 6. No Modification. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

Section 7. Headings. The headings of the sections of this Amendment have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

VERADIGM INC.

By:	/s/ Eric Jacobson
Name: Eric Jacobson
Title: Senior Vice President, Deputy General
Counsel and Corporate Secretary

BROADRIDGE CORPORATE ISSUER SOLUTIONS, LLC

By:	/s/ John P. Dunn
Name: John P. Dunn
Title: SVP

Amendment No. 2 to Stockholder Rights Agreement